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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWM Securities, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   230 Park Avenue, 7th Floor

                                       (No. and Street)

   New York, New York 10169

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Laura Sloate   (212) 499-2677

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   Schwartz and Company, LLP

                            (Name – if individual, state last, first, middle name)

   2580 Sunrise Highway, Bellmore, New York, 11710

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

PROCESSED
MAR 24 2004
THOMSON
FINANCIAL



OATH OR AFFIRMATION

I, <u>Laura Sloate</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>SWM Securities, Inc.</u> , as of <u>December 31,</u> , 20 <u>03</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<u>   </u>
Signature

<u>President   </u>
Title

CONCETT. FUSCIELLO
Notary Public - State of New York
No. 01F 6036777
Qualified in New York County
My Commission Expires 02-07-2006

<u>Notary Public</u>

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss). and Retained Earnings
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXXXXXXXXX~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report on Internal Control Structures.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWM SECURITIES, INC.

REPORT ON EXAMINATION OF
FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003



SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

SWM SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2003

CONTENTS



SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors
SWM Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of SWM Securities, Inc., as of December 31, 2003, and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWM Securities, Inc., as of December 31, 2003, the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schwartz + Company LLP

Bellmore, New York
January 23, 2004

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., Suite 3350
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, Fl. 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

SWM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	947,792
Receivable from broker		26,935
Prepaid income taxes		5,552
Prepaid expenses and other current assets		11,657
Total assets	$	991,936

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses	$	1,943
Due to related party		77,215
Total liabilities		79,158

Commitments

Stockholders' equity
  Common stock ($1.00 par value, 5,000 shares
    authorized, 2,000 shares issued and outstanding)   2,000
  Additional paid-in capital   148,000
  Retained earnings   762,778

  Total stockholders' equity   912,778

  Total liabilities and stockholders' equity $ 991,936

See notes to financial statements

SCHWARTZ & COMPANY, LLP

SWM SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues	$ 1,012,365
Selling, general and administrative expense	999,550
Net income	12,815
Retained earnings - January 1, 2003	749,963
Retained earnings - December 31, 2003	$ 762,778

SCHWARTZ & COMPANY, LLP

SWM SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:

Net income $ 12,815

Adjustments to reconcile net income to net cash
  provided by operating activites:
  Changes in operating assets and liabilities:

Decrease in receivable from broker	11,146
Increase in prepaid income taxes	(4,411)
Increase in prepaid expenses and other current assets	(1,118)
Decrease in accrued expenses	(747)
Increase in due to related party	100,376
Net cash provided by operating activities	118,061
Cash and cash equivalents - beginning of period	829,731
Cash and cash equivalents - end of period	$ 947,792

Supplemental disclosures of cash flow information:

Interest	$ -
Income Taxes	$ 5,719

See notes to financial statements

5

Note 1:   Ownership and Operations

SWM Securities, Inc. (the Company) is a closely held company, which provides stock brokerage services. The Company is a registered broker-dealer with the Securities and Exchange Commission. The Company's clients are located throughout the United States.

The Company does not have any subordinated liabilities.

Note 2:   Summary of Significant Accounting Policies

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include money market accounts.

Commissions
Commissions and related clearing expenses are recorded on a trade date basis, as securities transactions occur.

Income Taxes
For income tax purposes, SWM Securities, Inc.'s shareholders have elected, as of September 13, 1995, to be treated as an S Corporation as provided in Section 1362 of the Internal Revenue Code and Section 660 of Article 22 of the New York State tax law. As such, there will be no provision for Federal and New York State income taxes as the Company's income or losses and credits will be passed to the shareholders and combined with other personal income and deductions to determine taxable income on their individual tax returns. However, the Company is subject to New York City corporation income taxes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3:   "Special Reserve Bank Account for the Exclusive Benefit of Customers"

The Company is exempt under Rule 15c3-3 of the Securities and Exchange Commission as it does not maintain customers' accounts and it does clear all transactions with a broker/dealer (clearing agent) who does maintain such a special reserve.

6



SCHWARTZ & COMPANY, LLP

SWM SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 4:   Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $890,526 compared to the minimum net capital requirement of $5,277. The Company's net capital ratio was .09 to 1. The clearing broker contract requires a minimum net capital requirement of $150,000 and a client relationship requires the Company to maintain a minimum net capital of $500,000.

Note 5:   Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities may expose the Company to risk in the event brokers, dealers or clearing organizations are unable to fulfill their contractual obligations.

The Company maintains cash and cash equivalents with various financial institutions, some of which are not insured under the federal depository insurance program. At December 31, 2003, the Company had cash in excess of federally insured limits of $849,667.

A related company (Sloate, Weisman, Murray and Company, Inc.) has clients, which generate a substantial portion of the commission revenues of this Company (see Note 6).

Note 6:   Related Party Transactions

Commissions earned by the Company are derived primarily from the related company and are billed at standard rates. The Company reimburses this related company for rent and other overhead expenses. Total payments for such expenses for the year ended December 31, 2003 to this related company were $896,967. As of December 31, 2003, the Company has a payable of $77,215 to this related party.

In addition, the Company's trading commission deposit account with a broker guarantees a security deposit for a lease in which the related company is the lessee. The amount of guarantee is for $62,645.

7



SCHWARTZ & COMPANY, LLP

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2003

SWM SECURITIES, INC.
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Total stockholders' equity qualified for net capital		$ 912,778
Deductions and/or charges:		
Non-allowable assets:		
Prepaid income taxes	5,552	
Prepaid expenses and other assets	11,657	
Total non-allowable assets		17,209
Other deduction and/or charges:		
Excess fidelity bond deductible		5,000
Net capital before haircuts on security position		890,659
Haircuts on other securities		42
Net capital		$ 890,527
Aggregate indebtedness:		
Accrued expense		$ 1,943
Due to related party		77,215
Total aggregate indebtedness		$ 79,158
Computation of basic net capital requirement		
Minimum net capital requirement		$ 5,277
Excess net capital		$ 885,250
Excess net capital at 1000%		$ 882,611
Ratio: Aggregate indebtedness to net capital		.09 to 1

No material differences were found in the above computation and the computation included in the Company's corresponding unaudited X-17A-5 Part IIA filing of December 31, 2003.



SCHWARTZ & COMPANY, LLP



SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

<u>Independent Auditors' Report On Internal Control</u>

Board of Directors
SWM Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of SWM Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., Suite 3350
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, Fl. 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, an is not intended to be and should not be used by anyone other than these specified parties.

Schwartz + Company LLP

Bellmore, New York
January 23, 2003

11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)
PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [XX] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

SWM Securities, Inc. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

230 Park Avenue, 7th Floor [20]
(No. and Street)

New York [21]   New York [22]   10169 [23]
(City)   (State)   (Zip Code)

SEC FILE NO.
8-48340 [14]

FIRM I.D. NO.
38637 [15]

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/03 [24]

AND ENDING (MM/DD/YY)
12/31/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Sloate [30]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

_____ [32]
_____ [34]
_____ [36]
_____ [38]

(Area Code) — Telephone No.
(212) 299-2677 [31]

OFFICIAL USE
_____ [33]
_____ [35]
_____ [37]
_____ [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40]   NO [XX] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [XX] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of _____ 20 ____
Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1696 (02-03)

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Schwartz and Company, LLP | 70 |

ADDRESS

2580 Sunrise Highway	71	Bellmore	72	New York	73	11710	74
Number and Street		City		State		Zip Code	

CHECK ONE

[X] Certified Public Accountant | 75 | **FOR SEC USE**

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
or any of its possessions

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

SEC 1696 (02-03)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

SWM Securities, Inc.

N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/03 | 99

SEC FILE NO. 8-48340 | 98

Consolidated | 198

Unconsolidated XX | 199

	Allowable	Non-Allowable	Total
1. Cash	$ 945,669 [200]		$ 945,669 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	26,935 [295]		26,935 [810]
B. Other	[300]	$ [550]	
3. Receivable from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	2,123 [424]		2,123 [850]
E. Spot commodities	[430]		
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	17,209 [735]	17,209 [930]
12. TOTAL ASSETS	$ 974,727 [540]	$ 17,209 [740]	$ 991,936 [940]

OMIT PENNIES

SEC 1696 (02-03)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of 12/31/03
SWM Securities, Inc.	

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ₁₃ $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	₁₀ [1115]	[1305]	[1540]
15. Payable to non-customers	77,215 [1155]	[1355]	77,215 [1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	1,943 [1205]	[1385]	1,943 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ₁₂	[1390] ₁₄	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ₉ $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 79,158 [1230]	$ [1450]	$ 79,158 [1760]

Ownership Equity

21. Sole Proprietorship	₁₅ $		[1770]
22. Partnership (limited partners)	₁₁ ($ [1020])		[1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock			2,000 [1792]
C. Additional paid-in capital			148,000 [1793]
D. Retained earnings			762,778 [1794]
E. Total			912,778 [1795]
F. Less capital stock in treasury	₁₆ (		) [1796]
24. TOTAL OWNERSHIP EQUITY		$	912,778 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$	991,936 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

SWM Securities, Inc.

as of __12/31/03__

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$	912,778	3480
2.	Deduct ownership equity not allowable for Net Capital	[19] (	)	3490
3.	Total ownership equity qualified for Net Capital		912,778	3500
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
	B. Other (deductions) or allowable credits (List)			3525
5.	Total capital and allowable subordinated liabilities	$	912,778	3530
6.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17] $ 17,209 [3540]			
	B. Secured demand note delinquency [3590]			
	C. Commodity futures contracts and spot commodities – proprietary capital charges [3600]			
	D. Other deductions and/or charges 5,000 [3610]	(	22,209)	3620
7.	Other additions and/or allowable credits (List)			3630
8.	Net capital before haircuts on securities positions	[20] $	890,569	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments $ [3660]			
	B. Subordinated securities borrowings [3670]			
	C. Trading and investment securities:			
	1. Exempted securities [18] [3735]			
	2. Debt securities [3733]			
	3. Options [3730]			
	4. Other securities 42 [3734]			
	D. Undue Concentration [3650]			
	E. Other (List) [3736]	(	42)	3740
10.	Net Capital	$	890,527	3750

OMIT PENNIES

SEC 1696 (02-03)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of 12/31/03
SWM Securities, Inc.	

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required ($6\frac{2}{3}$% of line 19)	$	5,277 `3756`
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000 `3758`
13. Net capital requirement (greater of line 11 or 12)	$	5,277 `3760`
14. Excess net capital (line 10 less 13)	$	885,250 `3770`
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	882,611 `3780`

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	79,158 `3790`
17. Add:		
A. Drafts for immediate credit .... 21 $ `3800`		
B. Market value of securities borrowed for which no equivalent value is paid or credited ....$ `3810`		
C. Other unrecorded amounts (List) ....$ `3820`	$	`3830`
18. Total aggregate indebtedness	$	79,158 `3840`
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	%	8.889 `3850`
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	`3860`

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	`3970`
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	`3980`
23. Net capital requirement (greater of line 21 or 22)	$	`3760`
24. Excess capital (line 10 less 23)	$	`3910`
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$	`3920`

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   SWM Securities, Inc.

For the period (MMDDYY) from₂₄ 01/01 [3932] to 12/31/03 [3933]
Number of months included in this statement _____ 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ 876,261 [3935]
   b. Commissions on listed option transactions .... ₂₅ _____ 3,451 [3938]
   c. All other securities commissions .... _____ 112,731 [3939]
   d. Total securities commissions .... _____ 992,443 [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... _____ [3949]
   c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. Profit (loss) from underwriting and selling groups .... ₂₆ _____ [3955]
5. Revenue from sale of investment company shares .... _____ [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... _____ 19,922 [3995]
9. Total revenue .... $ _____ 1,012,365 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ [4120]
11. Other employee compensation and benefits .... _____ [4115]
12. Commissions paid to other broker-dealers .... _____ 49,020 [4140]
13. Interest expense .... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses .... _____ 15,239 [4195]
15. Other expenses .... _____ 935,291 [4100]
16. Total expenses .... $ _____ 999,550 [4200]

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ _____ 12,815 [4210]
18. Provision for Federal income taxes (for parent only) .... ₂₈ _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
    a. After Federal income taxes of .... _____ [4338]
20. Extraordinary gains (losses) .... _____ [4224]
    a. After Federal income taxes of .... _____ [4239]
21. Cumulative effect of changes in accounting principles .... _____ [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ _____ 12,815 [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ _____ (779,284) [4211]

SEC 1696 (02-03)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   SWM Securities, Inc.

For the period (MMDDYY) from 01/01/03 to 12/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$ 899,963	4240
A. Net income (loss)	12,815	4250
B. Additions (Includes non-conforming capital of .... [29] $ [4262])		4260
C. Deductions (Includes non-conforming capital of .... $ [4272])		4270
2. Balance, end of period (From item 1800)	$ 912,778	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period [30]	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SWM Securities, Inc.	as of 12/31/03

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... | | 4550 |

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | | 4560 |

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 Bear, Stearns Securities Corp. 8-43724 | 4335 | X | 4570 |

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | | 4580 |

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 _____ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

SEC 1696 (02-03)